

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2020

Ugur Sahin, M.D.
Principal Executive Officer
BioNTech SE
An der Goldgrube 12
D-5131 Mainz
Germany

> **Re:** **BioNTech SE**
> **Form Draft Registration Statement on Form F-1**
> **Exhibit Nos. 10.15, 10.16, 10.40 and 10.41**
> **Filed January 27, 2020**
> **CIK No. 0001776985**

Dear Dr. Sahin:

We have received the unredacted paper copies of the exhibits identified above and will assess your compliance with the form requirements.

Please submit any future correspondence related to your redacted exhibits and our assessment only to the address presented below. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR, sending a response by email or by sending your response to a Division staff member. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4. Please let us know if you would prefer us to return the materials to you at the end of the process rather than destroy them.

To protect the confidentiality of your response, send it to:

Office of Disclosure Support, Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

If you have any questions, please contact us at RedactedExhibits@sec.gov. Include only your contact information in the email and your examiner will call you. Do not include or discuss any confidential information in your email.

Sincerely,

Division of Corporation Finance